Mail Stop 4561

June 6, 2008

Jiang Huai Lin
President and Chief Executive Officer
China Information Security Technology, Inc.
21st Floor, Everbright Bank Building,
Zhuzilin, Futian District, Shenzhen, Guangdong, 518040
People's Republic of China

Re: **China Information Security Technology, Inc.**
       Registration Statement on Form S-1
       Filed May 14, 2008
       File No. 333-150896

       Form 10-K for the Fiscal Year Ended December 31, 2007
       Form 10-Q for the Fiscal Period Ended March 31, 2008
       File No. 333-132119

Dear Mr. Lin:

We have limited our review of the above-referenced filings to the disclosure items identified below and have the following comments. Where indicated, we think you should revise your document in response to the comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing your response, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We welcome any questions you may have about our comments or on any other aspect of our review and look forward to working with you. Feel free to call us at the telephone numbers listed at the end of this letter.

Selling Stockholders, page 55

1. We note your statement on page 55 that "except as specifically set forth in the footnote to the table below, no selling stockholder is a registered broker-dealer or an affiliate of a registered broker-dealer." We note further that Roth Capital Parnters, LLC and Brean Murray, Carret & Co., LLC are registered broker-dealers, though there is no disclosure in the footnotes to this effect. (We do note disclosures elsewhere in the document identifying their roles as placement agents

in prior financings.) Please identify these entities as registered broker-dealers in the footnotes to the selling shareholder table and tell us whether any of the other selling shareholders are broker-dealers or affiliates of a registered broker-dealer. For all broker-dealers, clarify whether their shares were received as compensation for investment banking services or as investment shares.

2. To the extent any of the selling shareholders, such as Heller Capital Investments for example, are affiliates of broker-dealers, please disclose whether the sellers purchased the shares in the ordinary course of business and at the time of the purchase of the securities to be resold, the sellers had any agreements or understandings, directly or indirectly, with any person to distribute the securities.

Exhibits

Legality Opinion

3. The opinion refers to 840,632 shares of common stock issuable upon exercise of warrants whereas the registration statement covers 400,000 such shares. Please revise the opinion or advise.

4. Please confirm that the legality opinion opines on Nevada law including the statutory provisions, all applicable provisions of the Nevada Constitution and reported judicial decisions interpreting these laws.

Form 10-Q for the Period Ended March 31, 2008

Disclosure Controls and Procedures, page 22

5. As to your effectiveness conclusion, you indicate that "Management … determined that as of March 31, 2008, and as of the date of this Report, [y]our disclosure controls and procedures were effective." Item 307 requires that you disclose the effectiveness conclusion of your principal executive and financial officers. Please provide us with a representation, if true, that your principal executive and financial officers concluded that your disclosure controls and procedure were effective and that you will conform your disclosure to the rule requirements in future filings.

6. We note your statement on page 22 of the Form 10-Q that "any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives…." In your response letter, please confirm, if true, that your principal executive and financial officers concluded that your disclosure controls and procedures were effective at the reasonable assurance level as of the end of the period covered by the report. Please confirm that you will conform your disclosure in future filings. In the

alternative, you may omit from future filings the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of SEC Release No. 33-8238, Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports. Please note that this comment also relates to the Form 10-K for the Fiscal Period Ended December 31, 2007.

Exhibit 31.1 and 31.2

7. We note that you have included the titles of the certifying officers on the first line of the certifications. The certifications must be in the exact form set forth in the Item 601(b)(31). Please confirm that you will conform your disclosure in future filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

*   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

*   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

*   the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Any questions should be directed to Maryse Mills-Apenteng at 202-551-3457 or, in her absence, to me at 202-551-3735.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Via facsimile: 202-508-4321
        Louis A. Bevilacquia, Esq.
        Joseph R. Tiano, Jr., Esq.
        Thelen Reid Brown Raysman & Steiner LLP